                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          HOMELAND HOLDING CORPORATION

                                (Name of Issuer)

                          Common Stock, $0.01 Par Value

                         (Title of Class of Securities)

                                    43739T104

                                 (CUSIP Number)

                           Christopher E. Manno, Esq.
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 11, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                               Page 1 of 15 Pages
                             Exhibit Index: Page 12

                                  SCHEDULE 13D

CUSIP No. 43739T104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  476,043(1)
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   476,043(1)
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            476,043(1)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           |_|

13       Percent of Class Represented By Amount in Row (11)
                                    10.01%

14       Type of Reporting Person
                  OO, IA

---------------
         (1)  See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 43739T104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros      (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  476,043(1)
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            476,043(1)

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            476,043(1)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           |_|

13       Percent of Class Represented By Amount in Row (11)
                                    10.01%

14       Type of Reporting Person

                  IA


----------------
         (1) See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. 43739T104

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group
                                                     a.  |_|
                                                     b.  |x|

3        SEC Use Only

4        Source of Funds

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  476,043(1)
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            476,043(1)

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                                            476,043(1)

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                           |_|

13       Percent of Class Represented By Amount in Row (11)
                                    10.01%

14       Type of Reporting Person

                  IA


-----------------
         (1)  See Item 5 herein.

Item 1.  Security and Issuer

                  This statement on Schedule 13D (the "Statement") relates to shares of Common Stock, $0.01 par value per share (the "Common Stock"), of Homeland Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2601 Northwest Expressway, Oil Center-East, Suite 1100, Oklahoma City, Oklahoma 73112. This Statement is being filed by the Reporting Persons (as defined herein) to report transactions in the Common Stock as a result of which each of the Reporting Persons may be deemed to be the beneficial owners of in excess of 5% of the total number of outstanding Common Stock.

Item 2.  Identity and Background.

                  This Statement is being filed on behalf of Soros Fund Management LLC ("SFM LLC"), a Delaware limited liability company, Mr. George Soros ("Mr. Soros") and Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller," and together with SFM LLC and Mr. Soros, the "Reporting Persons"). This Statement relates to shares of Common Stock held for the accounts of Quantum Partners and Quasar Partners (as defined herein).

                  SFM LLC has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its principal business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies (the "SFM Clients"), including (i) Quantum Fund N.V., a Netherlands Antilles company ("Quantum Fund"), and its principal operating subsidiary, Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners") and (ii) Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"). Each of Quantum Fund, Quantum Partners and Quasar Partners has its principal office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. SFM LLC's contracts with the SFM Clients generally provide that SFM LLC is responsible for designing and implementing the SFM Clients' overall investment strategies; for conducting direct portfolio management strategies to the extent that SFM LLC determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the SFM Clients; and for allocating and reallocating the SFM Clients' assets among the outside managers and itself.

                  The business of SFM LLC is managed through a Management Committee (the "Management Committee") comprised of Mr. Soros, Mr. Druckenmiller and Mr. Gary Gladstein. Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the accounts of the SFM Clients. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Statement as applicable is a list of the Managing Directors of SFM LLC.

                  The principal occupation of Mr. Soros, a United States citizen, is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC at SFM LLC's principal office.

                  The principal occupation of Mr. Druckenmiller, a United States citizen, is his position as Lead Portfolio Manager and a Member of the Management Committee of SFM LLC, which is carried out at SFM LLC's principal office.

                  Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), SFM LLC, Mr. Soros, in his capacity as Chairman of SFM LLC, and Mr. Druckenmiller, in his capacity as Lead Portfolio Manager of SFM LLC, each may be deemed a beneficial owner of shares of Common Stock held for the account of Quantum Partners and Quasar Partners as a result of the contractual authority of SFM LLC to exercise voting and dispositive power with respect to such Common Stock.

                  During the past five years, none of the Reporting Persons, Quantum Partners, Quasar Partners nor, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2, has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On May 13, 1996, the Issuer filed a chapter 11 petition with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Simultaneously with such filing, the Issuer submitted a "pre-arranged" plan of reorganization and a disclosure statement, which set forth the terms of the restructuring of the Issuer (the "Restructuring"). The Bankruptcy Court confirmed the Issuer's First Amended Joint Plan of Reorganization, as modified (the "Plan of Reorganization") on July 19, 1996, and the Plan of Reorganization became effective on August 2, 1996 (the "Effective Date").

                  Pursuant to the Restructuring, the Issuer's Series D Senior Secured Floating Rate Notes due February 28, 1997 and its 12.25% Senior Subordinated Notes due March 1, 1999 (together, the "Old Notes") were canceled, and the noteholders received, in addition to cash and new notes, a right to receive, from time to time after the Effective Date, equity of the Issuer. On October 8, 1996, the Issuer registered the Common Stock under Section 12(g) of the Securities Exchange Act of 1934.

                  Quantum Partners expended approximately $8,287,548 of its working capital to purchase $14,537,000 aggregate principal amount of Old Notes which under the Plan of Reorganization have to date resulted in Quantum Partners' receipt of 177,340 shares of Common Stock.

                  In addition, Quantum Partners expended approximately $2,000,969 of its working capital to purchase a total of 285,068 shares of Common Stock in routine brokerage transactions on May 22, 1997 and June 11, 1997, as disclosed in Annex B hereto.

                  Quasar Partners expended approximately $497,000 of its working capital to purchase $1,000,000 aggregate principal amount of Old Notes which under the Plan of Reorganization have to date resulted in Quasar Partners' receipt of 8,235 shares of Common Stock.

                  In addition, Quasar Partners expended approximately $35,899 of its working capital to purchase 5,400 shares of Common Stock in routine brokerage transactions on May 22, 1997, as disclosed in Annex B hereto.

                  The Common Stock held for the accounts of the SFM Clients, including Quantum Partners and Quaser Partners, may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Common Stock which may be held in the margin accounts, including shares of Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

                  All of the shares of Common Stock reported herein as having been acquired for or disposed of from the accounts of Quantum Partners and Quasar Partners were acquired or disposed of for investment purposes. None of Quantum Partners, Quasar Partners, the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed, of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, Quantum Partners, Quasar Partners and/or other SFM Clients, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

                  (a) Each of the Reporting Persons may be deemed the beneficial owner of 476,043 shares of Common Stock (approximately 10.01% of the total number of shares of Common Stock outstanding). This number consists of (i) 462,408 shares of Common Stock held for the account of Quantum Partners and (ii) 13,635 shares of Common Stock held for the account of Quasar Partners.

                  Pursuant to the Plan of Reorganization, the Reporting Persons shall receive a ratable share of a distribution of an as yet undetermined number of shares of Common Stock on certain specified future dates commencing June 30, 1997 (as described in Item 4 of the Issuer's Amendment No. 1 to Form 10, filed with the Securities and Exchange Commission (the "Commission") on November 20,
1996). The shares of Common Stock shall be distributed from a certain disputed claims reserve established by the Issuer under the Plan of Reorganization in an amount contingent upon the number of claims (defined as "Disallowed Claims" therein) disapproved since the Effective Date.

                  The Reporting Persons were granted registration rights for the shares of Common Stock obtained under to the Plan of Reorganization (the "Registrable Shares") pursuant to a certain Noteholder Registration Rights Agreement (the "Registration Rights Agreement"). Upon the second anniversary of the Effective Date, the Remaining Noteholders (as defined therein), including Quantum Partners and Quasar Partners, holding a minimum of 470,000 Registrable Shares (the "Registration Trigger Amount") may request registration, under the Securities Act of 1933, as amended, for all their Registrable Shares or a portion thereof that at such time constitutes in the aggregate not less than the Registration Trigger Amount and/or not less than $6,000,000 aggregate principal amount. The Registration Rights Agreement appears as Exhibit 4d to Issuer's Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as filed with the Commission on March 28, 1997.

                  (b) (i) Pursuant to the terms of the contract between Quantum Fund and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, SFM LLC may be deemed to have sole power, and each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power, to direct the voting and disposition of the 462,408 shares of Common Stock held for the account of Quantum Partners.

                  (ii) Pursuant to the terms of the contract between Quasar Partners and SFM LLC, and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, SFM LLC may be deemed to have sole power, and each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power, to direct the voting and disposition of the 13,635 shares of Common Stock held for the account of Quasar Partners.

                   (c) Except for the transactions listed in Annex B hereto, there have been no transactions effected with respect to the shares of Common Stock since April 24, 1997 (sixty days prior to the date of this filing) by any of the Reporting Persons, Quantum Partners or Quasar Partners. All of the sale transactions listed in Annex B were executed in routine brokerage transactions on the NASDAQ National Market System. The purchase transactions were either executed in routine brokerage transactions on the NASDAQ National Market System or effected pursuant to the Restructuring, all as more fully set out in response to Item 2.

                   (d) (i) The shareholders of Quantum Partners, including Quantum Fund, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including shares of Common Stock) held for the account of Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  (ii) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities (including shares of Common Stock) held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                   (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

                  From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Partners, Quasar Partners and/or other SFM Clients may lend shares of Common Stock to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of the Reporting Persons, Quantum Partners, Quasar Partners and/or other SFM Clients may borrow shares of Common Stock for the purpose of effecting, and may effect, short sale transactions, and may purchase Common Stock for the purpose of closing out short positions in Common Stock.

                  Except as disclosed above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  A. Power of Attorney dated as of January 1, 1997 granted by Mr. Soros in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  B. Power of Attorney dated as of January 1, 1997 granted by Mr. Druckenmiller in favor of Mr. Sean C. Warren and Mr. Michael C. Neus.

                  C. Joint Filing Agreement dated June 23, 1997 by and among SFM LLC, Mr. Soros and Mr. Druckenmiller.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 23, 1997                        SOROS FUND MANAGEMENT LLC


                                            By:      /s/ Michael C. Neus
                                                     Michael C. Neus
                                                     Assistant General Counsel


                                            GEORGE SOROS


                                            By:      /s/ Michael C. Neus
                                                     Michael C. Neus
                                                     Attorney-in-Fact


                                            STANLEY F. DRUCKENMILLER


                                            By:      /s/ Michael C. Neus
                                                     Michael C. Neus
                                                     Attorney-in-Fact

                                     ANNEX A

                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:

                                                 Scott K. H. Bessent
                                                 Walter Burlock
                                                 Brian J. Corvese
                                                 Jeffrey L. Feinberg
                                                 Arminio Fraga
                                                 Gary Gladstein
                                                 Ron Hiram
                                                 Robert K. Jermain
                                                 David N. Kowitz
                                                 Alexander C. McAree
                                                 Paul McNulty
                                                 Gabriel S. Nechamkin
                                                 Steven Okin
                                                 Dale Precoda
                                                 Lief D. Rosenblatt
                                                 Mark D. Sonnino
                                                 Filiberto H. Verticelli
                                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

                  To the best of the Reporting Persons' knowledge:

                  (a) none of the  above  persons  holds  any  shares  of Common
                      Stock; and

                  (b) none of the above persons has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                     ANNEX B

     Recent Transactions in the Common Stock of Homeland Holding Corporation



                              Date of Transaction    Nature of Transaction
    For the Account of                                                          Number of Shares          Price Per Share
      QUANTUM PARTNERS              5/22/97                 Purchase               21,791                   $6.65
      LDC(1)
                                    6/11/97                 Purchase              263,277                   $7.05





      QUASAR                        5/22/97                 Purchase                5,400                   $6.65
      INTERNATIONAL
      PARTNERS C.V.(1)


---------------
1        Transactions effected at the direction of SFM LLC.



                                  EXHIBIT INDEX

A.        Power of Attorney dated as of January 1, 1997 granted by Mr.
          George Soros in favor of Mr. Sean C. Warren and Mr.  Michael
          C. Neus                                                         13

B.        Power of Attorney dated as of January 1, 1997 granted by Mr.
          Stanley F.  Druckenmiller in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus                                             14

C.        Joint  Filing  Agreement  dated  June 23,  1997 by and among
          Soros Fund  Management LLC, Mr. George Soros and Mr. Stanley
          F. Druckenmiller                                                15